February 5, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

Form N-14 Registration Statement

SEC File No. 333-228583

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”) on December 14 and 17, 2018 and January 31, 2019, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on November 28, 2018, in connection with the acquisition of the assets of American Beacon SGA Global Growth Fund, a series of American Beacon Funds, by and in exchange for shares of Virtus SGA Global Growth Fund, a series of the Trust. Responses to comments received on the Statement of Additional Information have been incorporated into the Statement of Additional Information filed with the Registrant’s Form N-1A on January 25, 2019, which is incorporated by reference in any amendment to this N-14 filing. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.       Comment:

On page iii of Q&A, in the first sentence at the top, add parentheticals after “net expense ratios” to clarify that these are after expense waivers.

Response: Requested change has been made.

2.	Comment:

On page 8, in response to first question, add a reference to the American Beacon waiver that expenses will increase for certain share classes.

Response: Disclosure has been added to clarify that gross expenses may increase for certain share classes, but that after expense waivers net operating expenses are expected to remain the same or decrease for all share classes.

3.	Comment:

On page 10, in the 4th paragraph, please explain what is meant with “effective management fee.”

Response: We have removed the word “effective.”

EDGAR Operations Branch
February 5, 2019

4.	Comment:

On page 11, in last sentence in response to second question, explain the difference in ‘principal risks’ and risk profile.’ If there are differences in the principal risks of the funds, these should be described.

Response: The funds are managed substantially identically and there are, therefore, no differences in the principal risks of investing in the funds. Because the American Beacon Funds and the Virtus Funds are registered in different trusts associated with different fund groups, there are some differences in the language used and the breakdown of the risk disclosure. We have revised the referenced sentence to clarify the meaning.

5.	Comment:

On page 15,

a) with respect to footnote (a), page 17 of the 485A registration statement states that the CDSC of the predecessor fund is effective through March 31, 2020. That information should be disclosed here, wherever the CDSC is mentioned and, as required by Item 3(b) of Form N-14, highlight the differences between the funds.

Response: We have corrected the date through which the CDSC of the predecessor fund is intended to apply to be September 30, 2020 and have noted the difference between the two funds.

b) with respect to footnote (b), is the CDSC for the Virtus fund only charged if the front end load is not charged? If so, add disclosure to this effect here.

Response: The CDSC for the Virtus Fund is charged only on certain purchases of $1,000,000 or more of Class A Shares that are redeemed within 18 months of purchase, and no front end sales load is applied to purchases of $1,000,000 or more. We have added the requested disclosure.

6.	Comment:

Page 15, footnote (d). Please explain in the response letter if American Beacon’s ability to recoup waived expenses expires if the Reorganization goes through.

Response: Registrant confirms that American Beacon is not entitled to recoup any previously waived expenses following the Reorganization.

EDGAR Operations Branch
February 5, 2019

7.	Comment:

On page 16, footnote (e), as required under Instruction 3(e) to Item 3 of Form N-1A, disclose who can terminate the expense waiver and under what conditions during the contractual period.

Response: The contractual arrangements are in place as described through the contractual period and may not be terminated. The footnote as filed indicates that following the contractual period the adviser may discontinue the expense reimbursement arrangements at any time. We believe this disclosure accurately describes the termination right and therefore have made no changes in response to this comment.

8.	Comment:

i) please add the language from page 7 of the 485A registration statement that one of the conditions of recoupment of waived expenses is that the recoupment will not exceed total expenses at the time of the waiver or recoupment;
and
ii) in the narrative portion of the document, add disclosure that Virtus may recoup wherever the waiver is mentioned.

Response: Requested disclosure has been added.

9.	Comment:

On page 18, first paragraph, next to last sentence – If the shares of the predecessor fund had lower expenses, state this fact because the performance of the AB SGA fund would have lower performance than the predecessor fund.

Response: Disclosure has been revised to reflect that performance shown for this fund’s newer classes may be higher than they would have been had the newer share classes been in existence.

10.	Comment:

On page 19, in the parentheticals for the indices in the performance table, add that no deductions are made for taxes, as required under Item 4 of Form N-1A.

Response: We have revised the parentheticals to read: “(reflects no deduction for fees, expenses or taxes).”

11.	Comment:

On page 22 in the first paragraph of the principal investment strategies, the last sentence mentions investments in frontier markets, so please add a risk factor for this in the risk description section.

Response: We have determined that the fund does not intend to invest in frontier markets as a principal investment strategy. We have therefore removed the reference to frontier markets in the referenced paragraph and have not added a frontier markets risk factor.

EDGAR Operations Branch
February 5, 2019

12.	Comment:

On page 22 in the first sentence of second paragraph of the principal investment strategies, if the convertibles described include contingent convertibles (CoCos), identify them here and add appropriate risk disclosure.

Response: We have confirmed that the fund does not currently intend to invest in contingent convertible securities. We have therefore made no changes in response to this comment.

13.	Comment:

On page 24, bottom paragraph, highlight any differences in the funds here. See Item 3(b)(2) of Form N-14.

Response: We have added the requested disclosure as an additional column in the table to identify and describe any differences in the funds.

14.	Comment:

Page 28 and top of page 29, highlight the differences and explain the effect of the differences.

Response: We have added the requested disclosure as an additional column in the table to identify and describe any differences in the funds.

15.	Comment:

On page 29, for illiquid securities, add disclosure for the Virtus fund that it is still subject to limits.

Response: We have added the requested disclosure in an additional column in the table.

16.	Comment:

On page 30, second paragraph from top and last sentence of first paragraph, add descriptions of any differences in principal risks of the funds.

Response: The funds are managed substantially identically and there are, therefore, no differences in the principal risks of investing in the funds. Because the American Beacon Funds and the Virtus Funds are registered in different trusts associated with different fund groups, there are some differences in the language used and the breakdown of the risk disclosure. We have revised the referenced disclosure to so clarify.

17.	Comment:

On page 53, last paragraph, please add more detail of the Board’s consideration of the higher expenses for the Virtus fund and how the Board determined the transaction was still in the shareholders’ best interests.

Response: We have added disclosure to reflect the Board noted that net expenses either decreased or stayed the same for all share classes for at least two years.

EDGAR Operations Branch
February 5, 2019

18.	Comment:

Page 58, capitalization table. Please update the table to reflect capitalization of each fund as of a day within 30 days of the filing date (of the pre-effective amendment).

Response: We have updated the capitalization table to be current as of December 31, 2018.

19.	Comment:

On page 61, the Redemption Procedures and Exchange Procedures paragraphs refer to the SAI, but page 84 of this prospectus also has this information. Why is reference made to the SAI rather than the prospectus?

Response: We have revised the reference to reflect that the related disclosure also appears in the Prospectus/Proxy Statement.

20.	Comment:

On page 73, in number (15), identify the brokers with whom Virtus has these agreements. See SEC IM Guidance Update 2016-06, page 2.

Response: We have included Appendix A with this information and added a reference thereto.

21.	Comment:

On page 75 in the first paragraph below (g), identify the intermediaries and waivers offered by each. See SEC IM Guidance Update 2016-06, page 2. Appendix A should be included with this N-14 to comply with Item 12 (a)(2) of Form N-1A.

Response: We have included Appendix A with this information and added a reference thereto.

22.	Comment:

On page 80 at end of last paragraph under All Share Classes, delete “or more” at end because this must disclose the maximum delay. Please explain to the Staff what is considered a reasonable time to pay redemptions, and whether a period of up to 15 days is appropriate.

Response: We have removed the phrase “or more” from the referenced sentence. While the fund intends to pay redemption requests received in good order by the next business day and in any case within seven days after tender, this disclosure has been revised to clarify that a delay in payment would occur in instances when the Transfer Agent cannot determine that an order was received in good order. As stated in the ICI no-action letter dated May 3, 1975, a fund is entitled to take precautions and delay payment to make reasonable and expeditious inquiry in the case of orders with conditional payments, to determine the orders are valid and will not expose the fund to potential loss in the case of attempted fraud. The last sentence of this paragraph has been revised to state as follows: “Furthermore, the Transfer Agent will not mail redemption proceeds until it has determined a request was received in good order and checks received for shares purchased have cleared, which may take up to 15 days.”

EDGAR Operations Branch
February 5, 2019

23.	Comment:

On page 83, the $25 small account fee should be added to the expense table for the Virtus fund. See Instruction 2(d) to Item 3 of Form N-1A.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we believe the potential imposition of this fee would be so rare and limited that it does not rise to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

24.	Comment:

On page 91 in the last sentence of the first paragraph under the heading, Item 1(b) of Form N-14 requires this information to be disclosed on the first page.

Response: This information has been added to the bottom of page 2.

25.	Comment:

On page 92 in the second sentence of the last paragraph, the adjournment of the meeting should be included on the proxy card and as a separate item in the proxy statement.

Response: The proxy card has been updated to include a second item to approve such other business as may properly come before the Meeting. The Notice to shareholders also includes such an item, so that shareholders have adequate notice.

26.	Comment:

On page 94, fill in the information in the table in the next pre-effective amendment filing.

Response: The referenced table will be completed as of the new record date, February 4, 2019, as soon as it is available.

27.	Comment:

On page 96 in the first sentence, “financial information” should replace “performance.”

Response: Requested change has been made.

28.	Comment:

On page 39 of the SAI in the first sentence of the second paragraph, revise to state that these are counted for determining industry concentration, or delete the first sentence and use the second sentence to describe how the funds determine industry concentration.

Response: In the SAI of the Form N-1A registration statement, we have amended and restated the first two sentences of the referenced paragraph as follows: “The Funds will consider the assets underlying privately-issued, mortgage-related securities, and other asset-backed securities, when determining the industry of such securities for purposes of the Funds’ industry concentration restrictions set forth in the ‘Investment Restrictions’ section of this SAI, and as a result such securities may not be deemed by the Funds to represent the same industry or group of industries.”

EDGAR Operations Branch
February 5, 2019

29.	Comment:

On page 45 of the SAI in the second paragraph describing Credit default swap agreements, please revise the last three sentences. The fund should segregate the full notional amount. In the alternative, explain how this coverage of CDX is consistent with applicable law and guidance.

Response: Because the fund’s obligation when selling protection on an index is different from its obligation when selling protection on an individual credit default swap, the disclosure is intended to distinguish the fund’s obligations and its treatment of the obligations under the different instruments. The first two referenced sentences presently state that a fund will segregate the notional value of the underlying credit when selling protection on an individual credit default swap because, upon the occurrence of a credit event, the fund is obligated to pay the protection buyer the full par value of the underlying asset. With respect to the CDX that a fund sells, the fund will segregate assets on a daily mark-to-market basis because, upon a credit event, the fund is obligated to pay the CDX protection buyer only the difference between the par value and the market value of the underlying asset. The fund’s treatment of its potential obligations and segregation of assets in amounts that it may legally be required to pay from its sales of credit default protection is therefore consistent with the requirements of a registered open end fund that engages in these permitted practices.

30.	Comment:

On page 63 of the SAI in the last sentence of number (2), revise so that funds will consider the underlying holdings to comply with the concentration policy.

Response: In the SAI of the Form N-1A registration statement, we have added the following disclosure below the list of fundamental investment policies: “With respect to investment limitation (2) above, when selecting investments for the Fund, the Subadviser will consider the concentration policy of any exchange-traded fund (“ETFs”), mutual funds and closed-end funds. For purposes of determining the amount of each Fund's assets invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of related industries, the Fund will look through to the securities held by an affiliated mutual fund in which the Fund invests; however, as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.”

EDGAR Operations Branch
February 5, 2019

31.	Comment:

For the tax opinion described in the undertakings in Part C, please confirm in the response that the tax opinion will be consistent with Staff Legal Bulleting 19.

Response: The Registrant confirms the tax opinion will be consistent with Staff Legal Bulletin 19.

32.	Comment:

With respect to the exhibits included in the exhibit index to Part C:

i) include the opinion in exhibit 11 with the consent included in the pre-effective amendment;
and
ii) include a new consent by the auditor in the pre-effective amendment.

Response: We will comply with both portions of this comment.

33.	Comment:

Please file the amendment to the advisory agreement and the subadvisory agreement as exhibits with the pre-effective amendment.

Response: Both agreements have been filed as forms of exhibits with the Form N-1A registration statement.

34.	Comment:

Please confirm that the prospectus and SAI of the Virtus SGA Fund will not be used to sell shares of the Fund until the Reorganization is completed.

Response: Registrant confirms that it will not sell shares of the Fund until the Reorganization is completed.

*	* *

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/Arie Heijkoop Jr.

Enclosures

cc:	Kevin J. Carr, Esq.

Jennifer Fromm, Esq.

Ann Flood

David C. Mahaffey, Esq.